[PT-1 Communications, Inc. letterhead]




                               November 2, 1998


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    PT-1 Communications, Inc. (the "Company")
            Registration Statement on Form S-1 filed on February 12, 1998 Commission File No. 333-46177

Ladies and Gentlemen:

     The Company hereby requests withdrawal, pursuant to Rule 477, of its Registration Statement on Form S-1, filed on February 12, 1998, Commission File No. 333-46177. This request is being made because, following a delay in the offering precipitated by the condition of the U.S. capital markets, on June 9, 1998 the Company entered into an Agreement and Plan of Merger by and among the Company, Star Telecommunications, Inc., Sierra Acquisition Co., Inc. and certain stockholders of the Company (the "Merger Agreement.") The Merger Agreement was amended and restated as of August 20, 1998 and is further described in that certain revised preliminary proxy statement of Star Telecommunications, Inc., as filed with the Securities and Exchange Commission on September 14, 1998.

                                 Respectfully submitted,

                                 /s/ John J. Klusaritz

                                 John J. Klusaritz
                                 Executive Vice President and General Counsel
                                 PT-1 Communications, Inc.